

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 29, 2010

Mr. Robert Davis
President and Chief Executive Officer
VIST Financial Corp
1240 Broadcasting Road
Wyomissing, PA 19610

> **Re:** **VIST Financial Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009 and September 30, 2009**
> **Form 8-K filed December 23, 2009**
> **File No. 000-14555**

Dear Mr. Davis:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief